

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

Lucas Wang
Chief Executive Officer
Bit Origin Ltd.
375 Park Ave, Fl 1502
New York, NY 10152

> **Re: Bit Origin Ltd.**
> **Amendment No. 4 to**
> **Registration Statement on Form F-3**
> **Filed March 17, 2023**
> **File No. 333-268501**

Dear Lucas Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

Amendment No. 4 to Registrations Statement on Form F-3

Miners, page 5

1.	We note your response to prior comment 1. We further note that the OKX exchange is not available in the U.S. Please tell us how you execute trades through the OKX exchange. Please also revise to discuss the potential risks associated with using the OKX exchange, such as whether Bitcoin and/or fiat currency must be transferred between entities to trade on OKX, and whether this complies with the OKX terms of service.

   Please contact Sonia Bednarowski at 202-551-3666 or Matthew Derby at 202-551-3334 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Crypto Assets